

News Release
B2Gold Announces Exploration Drilling Results from the Fekola Complex that Continues to Expand Gold Mineralization in Several Zones; Record Gold Production in October and November from the Fekola Complex; Re-affirms 2022 Total Gold Production Guidance of 990,000 to 1,050,000 Ounces

Vancouver, BC, December 13, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce additional positive exploration drilling results from the Fekola Complex in Mali. In addition, the Company is pleased to re-affirm its 2022 total gold production guidance of 990,000 to 1,050,000 ounces (including 40,000 to 50,000 attributable ounces projected from Calibre Mining Corp. ("Calibre")) following consecutive monthly gold production records at the Fekola Mine in October and November 2022.

Highlights

- **At the Mamba Zone, exploration is focused on expanding high-grade sulphide mineralization shoots:** Drilling is targeting up to three plunging bodies of sulphide mineralization (one originating at Mamba Main Zone, one originating at Mamba West, and one potentially originating at Mamba North). Mineralization remains open at depth.
  - Hole BND_119 returned 9.48 grams per tonne ("g/t") gold over 14.60 meters ("m") from 309.40 m and 5.01 g/t gold over 15.10 m from 347.60 m and further establishes the continuity of the high grade sulphide shoot in Mamba Main Zone. BND_119 intersected some of the highest grade sulphide drilled to date at the Anaconda Area.
  - Hole MSD_230 returned 2.38 g/t gold over 26.21 m, from 354.79 m (including a higher-grade interval of 3.76 g/t gold over 14.00 m, from 367.00 m) and extends the southernly plunge extent of known mineralization below the current resource pit by an additional 200 m.

- **At the Cobra Zone, the mineralized footprint expanded south following recent drill results on the Bakolobi permit:** Exploration is focused on expanding saprolite mineralization near surface and sulphide mineralization at depth.
  - Hole MSR_997 returned 4.46 g/t gold over 3.62 m from 209.00 m and 3.08 g/t gold over 24.12 m from 220.00 m (sulphide). Mineralization appears to have a shallow north plunge, still open along strike, to the north and to the south.
  - Hole BKAC_0157 returned 1.46 g/t gold over 36.00 m from 19.00 m (saprolite), demonstrating the near surface saprolite potential of the Cobra Zone extension onto the Bakolobi permit.

1

- **Saprolite mineralization discovered at the new Boomslang Zone** *(800 m to the west and parallel to the Cobra Zone)***:** Opportunity remains for further discoveries of north to south trending deposits parallel to the Mamba Zone and Cobra Zone.

    o Hole BKAC_0342 returned 1.97 g/t gold over 30.00 m from 12.00 m (saprolite). Additional reverse circulation and diamond drilling is underway to follow up on saprolite intercepts and test for the presence of underlying sulphide mineralization.

- **At the Dandoko permit, drilling has validated the known high-grade saprolite zone at Seko:** Drilling to provide metallurgical test work material confirmed significant grade-width intercepts.

    o Hole DDSK22_138 returned 18.84 g/t gold over 21.80 m from 112.00 m (saprolite), and hole DDSK22_129 returned 3.31 g/t gold over 23.65 m from 31.00 m, and 5.87 g/t gold over 50.50 m from 58.00 m (saprolite).

- **Fekola sets back-to-back monthly production records:** The Fekola Mine in Mali produced 79,967 ounces of gold in October 2022, and 95,460 ounces of gold in November 2022, consecutive monthly production records. Mining from the high-grade Fekola open-pit Phase 6 is anticipated to continue through the balance of 2022 and into 2023.

2022 Mali Exploration Drilling Program

In 2022, B2Gold is conducting a $35 million exploration program on the Fekola Complex (including Fekola, Cardinal, Anaconda Area, Bakolobi, and Dandoko), where recent drilling has been focused on the Anaconda Area, including the Mamba, Adder, Anaconda, Cascabel, Viper, and Cobra zones. To date in 2022, B2Gold has completed approximately 169,000 m of combined diamond, reverse circulation and aircore drilling on the Fekola Complex. Metallurgical and infill drilling are currently underway on the recently acquired Dandoko permit, where approximatley 700 kilograms ("kg") of saprolite material will be collected for recovery variability testing from eight new diamond drill holes.

Figure 1. Fekola Complex Overview.


BANTAKO NORD
ANACONDA
MENANKOTO
BAKOLOBI
MEDINANDI
GARDINAL
FEKOLA MINE
BATALE OUEST
KOLOMBA
GOMBALY
DANDOKO
DANDOKO
MOUSSALA
SARI
KOSSAYA
KANDIOLE SUD
KOUROUFING
Senegal
Mali
B2 Licences

Anaconda Area Exploration

Mamba Zone

Drilling at the Mamba Zone continues to focus on expanding the known sulphide mineralization. Hole MSD_230 returned 2.38 g/t gold over 26.21 m, from 354.79 m (including a higher-grade interval of 3.76 g/t gold over 14.00 m, from 367.00 m) and extends the southerly plunge extent of known mineralization below the current resource pit by an additional 200 m. To the north, hole BND_122 returned 2.10 g/t gold over 23.04 m, from 478.00 m, which the Company believes may be part of a third shoot, originating in Mamba North. Mineralization remains open in both directions. Multiple intersections in drill hole MSD_232 (see table) partially infill the deeper portions of the Mamba Main shoot and further confirms continuity in this zone of sulphide mineralization, which includes persistent significant higher-grade intersections.

Figure 2. Mamba Long Section (Facing West).


MAMBA WEST
MAMBA MAIN

Select new results from the Mamba Zone exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
BND_102	184.87	202.70	17.83	2.04	Sulphide
Incl	193.83	202.70	8.87	3.77	Sulphide
BND_103	202.86	208.45	5.59	4.45	Sulphide
and	250.60	275.10	24.50	1.47	Sulphide
BND_115	60.30	64.30	4.00	3.91	Sulphide
BND_117	262.00	269.60	7.60	2.79	Sulphide
Incl	263.10	269.60	6.50	3.18	Sulphide
and	278.00	286.95	8.95	3.58	Sulphide
and	304.20	319.12	14.92	3.87	Sulphide
BND_119	309.40	324.00	14.60	9.48	Sulphide
and	347.60	362.70	15.10	5.01	Sulphide
Incl	347.60	355.30	7.70	8.63	Sulphide
and	381.70	401.40	19.70	1.28	Sulphide
BND_122	478.00	501.04	23.04	2.10	Sulphide
BND_123	337.95	344.90	6.95	4.15	Sulphide
Incl	341.72	344.90	3.18	8.50	Sulphide
BNR_559	67.00	88.00	21.00	2.31	Sulphide
Incl	76.00	88.00	12.00	3.32	Sulphide
MSD_230	354.79	381.00	26.21	2.38	Sulphide
Incl	367.00	381.00	14.00	3.76	Sulphide
and	530.53	538.00	7.47	4.24	Sulphide
MSD_232	135.68	158.00	22.32	1.10	Sulphide
and	164.00	188.00	24.00	1.60	Sulphide
Incl	175.00	180.00	5.00	4.29	Sulphide
and	239.80	263.00	23.20	2.13	Sulphide
and	272.00	282.70	10.70	2.37	Sulphide
Incl	278.15	282.70	4.55	3.93	Sulphide
and	288.20	302.70	14.50	3.29	Sulphide
Incl	290.75	295.70	4.95	8.63	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m. Higher grade including ("incl") intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Cobra Zone (2 km east of the Mamba Zone)

The Cobra Zone has over 8 km of known strike extent, from Menankoto South to the southern end of the Bakolobi permit. The Cobra Zone is being targeted as a source of additional sulphide and saprolite mineralization within the Anaconda Area. Recent drilling highlights are shown below and confirm that significant intervals of both saprolite and sulphide mineralization are also present on the Bakolobi permit portion of the Cobra Zone.

Figure 3. Cobra Long Section (Facing West).



Select results from the Cobra Zone (Menankoto permit) exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
MSR_1001	146.65	154.37	7.72	1.15	Sulphide
MSR_1034	306.20	315.06	8.86	2.59	Sulphide
MSR_1038	170.00	174.00	4.00	2.14	Sulphide
and	177.30	183.80	6.50	1.60	Sulphide
MSR_1039	154.00	159.00	5.00	3.70	Sulphide
MSR_978	207.00	231.20	24.20	1.90	Sulphide
Incl	211.20	231.20	20.00	2.22	Sulphide
MSR_997	209.00	212.62	3.62	4.46	Sulphide
and	220.00	244.12	24.12	3.08	Sulphide
Incl	240.20	244.12	3.92	6.17	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m. Higher grade including intervals are reported above a cutoff of 1.0 g/t gold, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Select results from the Cobra Zone (Bakolobi permit) exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
BKAC_0094	13.00	35.00	22.00	0.72	Saprolite
BKAC_0157	19.00	55.00	36.00	1.46	Saprolite
BKAC_0185	3.00	23.00	20.00	0.51	Saprolite
BKAC_0186	0.00	9.00	9.00	1.27	Saprolite
BKR_0006	62.00	74.00	12.00	2.13	Saprolite
and	75.00	108.00	33.00	0.64	Saprolite
BKR_0009	26.00	55.00	29.00	1.19	Saprolite
BKR_0016	15.00	35.00	20.00	1.52	Saprolite
BKR_0019	10.00	33.00	23.00	0.64	Saprolite
BKR_0028	26.00	51.00	25.00	0.93	Saprolite

BKR_0037	21.00	62.00	41.00	1.07	Saprolite
BKR_0003	122.50	158.00	35.50	0.98	Sulphide
BKR_0004	235.10	255.00	19.90	1.17	Sulphide
BKR_0005	321.70	334.00	12.30	2.38	Sulphide
BKR_0007	166.13	201.70	35.57	0.99	Sulphide
BKR_0008	110.20	130.00	19.80	1.20	Sulphide
BKR_0018	194.85	225.10	30.25	1.54	Sulphide
BKR_0021	154.00	171.00	17.00	1.30	Sulphide
BKR_0022	139.00	161.00	22.00	1.19	Sulphide
BKR_0029	134.00	152.00	18.00	0.97	Sulphide
BKR_0033	42.00	57.00	15.00	1.22	Sulphide
BKR_0035	90.00	102.00	12.00	2.40	Sulphide
BKR_0043	262.75	277.10	14.35	1.22	Sulphide
BKR_0052	104.00	116.00	12.00	3.44	Sulphide
BKR_0059	31.00	46.00	15.00	2.20	Sulphide

Note: Sulphide composites above 0.6 g/t gold cutoff, applying a maximum internal dilution of 5 m and Saprolite composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Boomslang Zone (800 m west of the Cobra Zone)

Recent exploration drilling on the Boomslang Zone (on the Bakolobi permit) has resulted in the discovery of saprolite mineralization along 1.8 km, approximately 800 m west of the Cobra Zone. Recent highlights from the Boomslang Zone exploration drill program are presented below. Additional reverse circulation and diamond drilling is underway to follow up on saprolite intercepts and test for the presence of underlying sulphide mineralization.

Select results from the Boomslang Zone (saprolite mineralization running parallel to the Cobra Zone) exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
BKAC_0164	36.00	40.00	4.00	2.09	Saprolite
BKAC_0242	15.00	19.00	4.00	2.11	Saprolite
BKAC_0285	20.00	28.00	8.00	1.02	Saprolite
BKAC_0289	3.00	17.00	14.00	1.10	Saprolite
BKAC_0304	21.00	30.00	9.00	2.53	Saprolite
BKAC_0315	11.00	25.00	14.00	1.94	Saprolite
BKAC_0327	8.00	15.00	7.00	1.28	Saprolite
BKAC_0337	5.00	17.00	12.00	0.92	Saprolite
and	23.00	27.00	4.00	2.31	Saprolite
BKAC_0342	12.00	42.00	30.00	1.97	Saprolite

Note: Saprolite composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

Dandoko Exploration

On the Dandoko permit, eight diamond drill holes, totaling 960 m, were recently completed on the Seko 1,2 and 3 pit areas, in order to collect additional material for metallurgical testing. In addition to the metallurgical test work, these drill holes serve as confirmation of the significant grade-width combinations that were historically reported by Oklo Resources Limited. Hole DDSK22_138 returned 18.84 g/t gold over 21.80 m, from 112.00 m, and is an excellent example of the some of the high grade saprolite material on the Dandoko permit.

Select results from the Dandoko exploration drilling include:

HoleID	From	To	Meters	Gold (g/t)	Domain
DDSK22_128	55.00	73.60	18.60	2.37	Saprolite
DDSK22_129	31.00	54.65	23.65	3.31	Saprolite
and	58.00	108.50	50.50	5.87	Saprolite
DDSK22_131	26.00	58.00	32.00	1.52	Saprolite
DDSK22_132	56.00	100.90	44.90	3.98	Saprolite
DDSK22_134	26.50	62.75	36.25	0.96	Saprolite
DDSK22_138	112.00	133.80	21.80	18.84	Saprolite

Note: Saprolite composites are reported above a 0.2 g/t gold cutoff, applying a maximum internal dilution of 3 m. Results are uncapped. True width not known at this time.

2022 Total Gold Production Guidance Re-affirmed; Fekola Achieves Back-to-Back Monthly Gold Production Records to Start the Fourth Quarter of 2022

Based on the year-to-date cost performance and strong gold production in the fourth quarter of 2022 (as discussed below), the Company re-affirms full year 2022 total gold production guidance. Total gold production is expected to be between 990,000 and 1,050,000 ounces (including 40,000 to 50,000 attributable ounces projected from Calibre).

At the Fekola Mine in Mali, beginning in October 2022, ore has been mined from the higher grade Fekola open-pit Phase 6. Mill feed grade in October and November 2022 has averaged in excess of 3.50 g/t gold. Mining from Fekola open-pit Phase 6 is anticipated to continue through the balance of 2022 and into 2023. As a result, the Fekola Mine produced 79,967 ounces of gold in October 2022, and 95,460 ounces of gold in November 2022, consecutive monthly production records. Year-to-date gold production at the Fekola Mine of 530,073 ounces through November 2022 positions Fekola well to achieve the high end of full year 2022 guidance of between 570,000 to 600,000 ounces.

QA/QC on Sample Collection and Assaying

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali and Bureau Veritas Laboratories in Abidjan, Cote d'Ivoire. Periodically, exploration samples will be analyzed at the Fekola Mine laboratory. At each laboratory, samples are prepared and analyzed using 50-gram fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control protocols.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald	Cherry DeGeer
VP, Investor Relations & Corporate Development	Director, Corporate Communications
+1 604-681-8371	+1 604-681-8371
investor@b2gold.com	investor@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statement") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022; and gold production at the Fekola Mine of between 570,000 and 600,000 ounces in 2022. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their

negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation

levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.